EXHIBIT 99.9

Execution Version
THIRD AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT
BETWEEN:
PENGROWTH ENERGY CORPORATION
(AS BORROWER)
- and -
THE FINANCIAL INSTITUTIONS
AND OTHER PERSONS NAMED ON THE SIGNATURE PAGES HERETO
(IN THEIR CAPACITIES AS LENDERS)
- and -
ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)
- and -
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)
- and -
BANK OF MONTREAL
(AS SYNDICATION AGENT)
- and -

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE and
THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)

October 31, 2019

THIRD AMENDING AGREEMENT
THIS AGREEMENT is made as of October 31, 2019
BETWEEN:
PENGROWTH ENERGY CORPORATION, a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED ON THE SIGNATURE PAGES HERETO (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1.               Interpretation
1.1.            In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the amended and restated credit agreement dated as of October 12, 2017 between the Borrower, the Lenders and the Agent, as amended by a first amending agreement made as of March 25, 2019 and by a second amending agreement made as of September 30, 2019.
1.2.            Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.           The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this

Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.             This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2.               Amendments and Supplements

2.1.             Extension of Maturity Date
    Section 1.1 of the Credit Agreement is hereby amended by deleting therefrom the definition of "Maturity Date" and substituting therefor the following:
    "Maturity Date" means November 29, 2019, provided that, if at 5:00 p.m. (Calgary time) on November 15, 2019:
(a)	the Borrower has not received an extension of the maturity of the Notes maturing November 18, 2019 to a date no earlier than November 29, 2019; and

(b)
the Agent (on behalf of the Lenders) has not received a certificate of an officer of the Borrower which attaches true and complete copies of amendments of the Note Purchase Agreements, each in form and substance satisfactory to the Agent (on behalf of the Lenders), and which, inter alia, provide for the extension referred to in subparagraph (a) above, then the Maturity Date shall automatically be deemed to be amended without any further action by any of the parties hereto from November 29, 2019 to November 15, 2019;
3.               Representations and Warranties
    The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority
(i)
It is duly amalgamated and is validly subsisting under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or either of the Note Purchase Agreements or of any other agreement, lease, licence, permit or other instrument to which the Borrower is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the licence, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 2.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof other than any representations and warranties which expressly speak of an earlier date.

(e)	No Default

No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contemplated hereby.

(f)	Subsidiaries
The Borrower has no Subsidiaries other than 11636111 Canada Inc. and there are no Designated Subsidiaries.

(g)	Other Guarantees

No Subsidiary has provided any guarantee in favour of any of the holders of the Notes under the Note Purchase Agreements.
    The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' legal counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.
4.               Conditions Precedent
    The amendments and supplements contained in Section 2 of this Agreement shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent on or before 5:00 p.m. (Calgary time) on October 31, 2019:
(a)	the Agent (on behalf of the Lenders) shall have received a fully executed counterpart of the Borrower to this Agreement;

(b)
Lenders' legal counsel and all other advisors to the Lenders and Lenders' legal counsel shall have been paid in full and in cash all then outstanding fees, disbursements and charged expenses of Lenders' legal counsel and such other advisors;

(c)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contained herein; and

(d)
each of the representations and warranties set forth in Section 3 hereof shall be true and correct in all respects both before and immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contained herein.

    The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).
5.               Confirmation of Credit Agreement and other Loan Documents
    The Credit Agreement and the other Loan Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such agreements and supplements being effective from and as of the date hereof.
6.               Further Assurances
   The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as shall be reasonably required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
7.               Enurement
    This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
8.               Time of Essence
    Time shall be of the essence of this Agreement.
9.               Counterparts
    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

PENGROWTH ENERGY CORPORATION

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

BANK OF MONTREAL

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:
Name:
Title:

Signature Page to the Third Amending Agreement

THE BANK OF NOVA SCOTIA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

THE BANK OF NOVA SCOTIA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

THE TORONTO-DOMINION BANK

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

NATIONAL BANK OF CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

MUFG UNION BANK, N.A.

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

ATB FINANCIAL

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

HSBC BANK CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Third Amending Agreement